Exhibit 99.2

English translation – For information purposes only

CELYAD SA

Limited liability company making or having made a public appeal on savings

Rue Edouard Belin, 2

1435 Mont-Saint-Guibert

LER Nivelles 0891.118.115

CONVENING NOTICE

The board of directors hereby invites the shareholders and holders of warrants of Celyad SA to the ordinary general meeting of shareholders to be held on 7 May 2018 at 9am (CET) at the company’s registered office with the agenda set out below.

Agenda of the ordinary shareholders’ meeting

1.	Deliberation on the annual report of the board directors regarding the financial year ended 31 December 2017 and on the auditor’s report regarding the financial year ended 31 December 2017.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to take note of the annual report of the board directors in relation to the financial year ended 31 December 2017 and the auditor’s report in relation to the financial year ended 31 December 2017.

2.	Deliberation on and approval of the remuneration report of the board of directors, as explained by the company’s nomination and remuneration committee and as included in the annual report.

Proposed resolution: The general meeting decides to approve the remuneration report of the board of directors, as presented by the company’s nomination and remuneration committee and included in the annual report.

3.	Deliberation on the consolidated financial statements in relation to the financial year ended 31 December 2017.

Comments on this agenda item: The board of directors requests the general meeting of shareholders to acknowledge the consolidated financial statements in relation to the financial year ended 31 December 2017

4.	Deliberation on and approval of the annual accounts in relation to the financial year ended 31 December 2017 and the allocation of profits as proposed by the board of directors in its annual report.

Proposed resolution: The general meeting decides to approve the annual accounts in relation to the financial year ended 31 December 2017 and the allocation of the results as proposed by the board of directors in its annual report.

English translation – For information purposes only

5.	Discharge to be granted to the directors.

Proposed resolution: The general meeting decides to grant discharge to the following directors for the exercise of their mandates during the financial year ended 31 December 2017:

•	Michel Lussier, chairman ;

•	LSS Consulting SPRL, represented by Christian Homsy;

•	Chris De Jonghe ;

•	Serge Goblet ;

•	TOLEFI SA, represented by Serge Goblet;

•	Hanspeter Spek ;

•	Debasish Roychowdhury ;

•	Chris Buyse ; and

•	Rudy Dekeyser.

6.	Discharge to be granted to the auditor.

Proposed resolution: The general meeting decides to grant discharge to the auditor, VCBA BDO Bedrijfsrevisoren – Réviseurs, représentée par M. Bert Kegels, or the exercise of its mandate during the financial year ended 31 December 2017, and to PwC Réviseurs d’Entreprises SCCRL, having its registered office at Woluwedal 18, B-1932 Sint-Stevens-Woluwe, represented by Mr Patrick Mortroux, for the exercise of its mandate until May 5, 2017.

7.	Deliberation on the proposal of the Board of Directors to renew the mandate of Tolefi SA, represented by Mr. Serge Goblet, as director of the company for a duration of 2 years until the general meeting of shareholders of 2020.

Proposed resolution: The general meeting decides to renew the mandate of Tolefi SA, represented by Mr. Serge Goblet, as director of the company for a duration of 2 years until the general meeting of shareholders of 2020.

8.	Deliberation on the proposal of the Board of Directors to extend the mandate of Mr Debasish Rowchowdhury as director of the company until the general meeting of shareholders of 2019.

Proposed resolution: The general meeting decides to extend the mandate of Mr Debasish Rowchowdhury as director of the company until the general meeting of shareholders of 2019.

9.	Deliberation on the proposal of the Board of Directors to appoint Ms. Hilde Windels as director of the company for a mandate of 4 years.

Proposed resolution: The general meeting decides to appoint Hilde Windels as director of the company for a mandate of 4 years.

The information regarding the competence and expertise of the candidate director are attached to this convening notice.

English translation – For information purposes only

10.	Deliberation on the approval of the terms and conditions of an eventual warrants plan to implement and in particular the change of control clause pursuant to the art. 556 of the Company Code.

Proposed resolution: The general meeting decides to approve the terms and conditions of a template of warrants plan to comply with in the event of an implementation of such plan in the next 12 months, upon proposal of the nomination and remuneration committee, with a vesting period of 3 years and for which the exercise price will be the lowest between (i) the average of the closing price of the share in the 30 days preceding the offer and (ii) the last closing price of the share on the date preceding the offer (notwithstanding that, regarding the beneficiaries who are not members of the personnel of the company, the exercise price will have to be higher than the average closing price of the 30 days preceding the date of the issuance). More specifically, the general meeting approves pursuant to the art.556 of the Company Code, the clause of anticipated vesting in the event of a change of control or a public offering on the shares of the company.

11.	Powers.

Proposed resolution: The general meeting decides to grant a special power of attorney, with right of substitution, to PaJe SPRL, represented by Mr Patrick Jeanmart, and to Mr Philippe Dechamps, Chief Legal Officer, to exercise, execute and sign all documents, instruments, formalities and steps and to give the instructions that are necessary or useful for carrying out the abovementioned decisions, including, but not limited to, the filing with the Belgian National Bank of the annual accounts and the consolidated annual accounts for the year ended 31 December 2017, the annual report and the auditors’ reports annexed thereto, as well as the completion of the necessary publication formalities, including the publication of the aforementioned resolutions in the Belgian Official Gazette.

Quorum and majority

No quorum: there is no quorum requirement for the deliberation and the vote on the abovementioned agenda points of the general meeting.

Vote and majority: without prejudice to the applicable laws, each share gives right to one vote. Pursuant to applicable laws, the proposed resolutions referred to in the abovementioned agenda will be adopted if those are approved by a simple majority of the votes validly casted by the shareholders. Pursuant to the art. 537 of the Company Code, the holders of warrants have the right to participate to the ordinary general meeting, but only with a consultation right.

Conditions of admission

The right to participate in the general meeting of shareholders and to vote is subject to the prior accounting registration of the shares under the shareholder’s name on 20 April 2018 at midnight (CET). This registration is made either by way of registration on the company’s share register, either by way of registration in book entry form in an account held with a settlement institution or a certified account holder, without taking into account the number of shares held by the shareholder at the day of the general meeting.

The date and time specified above is the record date. Only those who are shareholders on the record date shall have the right to participate and vote in the general meeting.

English translation – For information purposes only

The settlement institution or certified account holder delivers an attest to the shareholder setting out the number of dematerialised shares registered in its accounts under the name of the shareholder on the record date, for which the shareholder has expressed its intention to participate in the general meeting.

The shareholder must notify the company of its willingness to participate in the general meeting by 30 April 2018 at the latest. The notification must be made by email to pdechamps@celyad.com or by mail marked for the attention of Celyad, Mr Philippe Dechamps, Chief Legal Officer, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

Holders of warrants have the right to attend the general meeting, subject to them fulfilling the shareholders’ admission criteria.

Right to include items on the agenda and to submit proposals for decision

In accordance with article 533ter of the Belgian Company Code, one or more shareholders holding together at least 3% of the share capital may request the inclusion of items on the agenda to be addressed at the general meeting, and request the submission of decisions’ proposals concerning items to be addressed or included on the agenda.

The shareholder(s) exercising this right must meet the following two conditions in order for their request to be addressed at the general meeting:

•	prove that it/they still hold(s) the abovementioned required percentage on the request date (either by way of a certificate mentioning the registration of the corresponding shares on the company’s share register, or by way of an attest of a settlement institution or a certified account holder setting out the number of corresponding dematerialised shares registered in its accounts under the name of the shareholder, and

•	prove that it/they is/are still shareholder(s) for up to 3% of the company’s share capital at the record date (20 April 2018 at midnight (CET)).

Items to be included on this agenda and/or decisions’ proposals must be sent to the company on 13 April 2018 at the latest by email to pdechamps@celyad.com or by ordinary mail marked for the attention of Celyad, Mr Philippe Dechamps, Chief Legal Officer, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

The company will acknowledge receipt of the requests sent by email or by mail to the address set out above by the shareholder within 48 hours after receipt.

The revised agenda will be published on 20 April 2018 at the latest (on the company’s website at www.celyad.com, in the Belgian Official Gazette and in the press).

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

Right to ask questions

In accordance with applicable legal provisions, the directors answer questions that are asked by the shareholders during the meeting or that have been asked in writing prior to the meeting, during the general meeting on their report or on the agenda. The auditor also answers questions asked by the shareholders at the meeting or in writing prior to the meeting on its report.

English translation – For information purposes only

These questions can be asked prior to the general meeting by email to pdechamps@celyad.com or by mail marked for the attention of Celyad, Mr Philippe Dechamps, Chief Legal Officer, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

These questions must be received on 30 April 2018 at 17:00 (CET) at the latest.

Further information in relation to the abovementioned rights and the modalities for exercising them are available on the company’s website (www.celyad.com).

Proxies

Any shareholder may be represented at the general meeting by a proxy holder.

Shareholders wishing to be represented must designate their proxy holder by using the proxy form prepared by the board of directors. The proxy form can be obtained on the company’s website (www.celyad.com), at the company’s registered office or by email to pdechamps@celyad.com.

The hard-copy original form must be received by the company on 30 April 2018 at 17:00 (CET) at the latest. This form may be communicated to the company by mail marked for the attention of Celyad, Mr Philippe Dechamps, Chief Legal Officer, rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to pdechamps@celyad.com provided that in the last case, the communication is signed by electronic signature, in accordance with applicable Belgian legal rules. Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the general meeting.

Any designation of a proxyholder shall be made in accordance with applicable Belgian law, particularly on the ground of conflict of interest and record keeping.

Shareholders wishing to be represented must comply with the registration and confirmation procedure set out above.

Available documents

All documents concerning the general meeting that are required by law to be made available to shareholders may be consulted on the company’s website: www.celyad.com, as from 6 April 2018.

As from this date, shareholders have the right to consult these documents on business days and during normal office hours, at the company’s registered office, and/or, upon display of their securities, obtain copies of these documents free of charge.

Requests for copies may also be made, free of charge, by mail marked for the attention of Mr Philippe Dechamps, Chief Legal Officer, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to pdechamps@celyad.com.

The board of directors

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